UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HARMONIC INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common stock, Par Value $0.001 Per Share

(Title of Class of Securities)

413160102

(CUSIP Number of Class of Securities)

Carolyn V. Aver

Chief Financial Officer

4300 North First Street

San Jose, CA 95134

(408) 542-2500

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Robert G. Day

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$ 100,000,000	$ 13,640
*	Estimated for purposes of calculating the amount of the filing fee only, this amount was based on the purchase of 16,000,000 shares of common stock at the maximum tender offer price of $6.25 per share.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction. The filing fee was previously paid with the Schedule TO filed on April 26, 2013.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,640	Filing Party: Harmonic Inc.
Form or Registration No.: Schedule TO-I	Date Filed: April 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO-I

Introduction

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 26, 2013 by Harmonic Inc., a Delaware corporation (the “Company”), as amended on May 8, 2013 (the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 2, relates to the Company’s offer to purchase up to 16,000,000 shares of its common stock, par value $0.001 per share, at a price not greater than $6.25 nor less than $5.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2013, previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal, previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the “Offer”). The Offer expired at 5:00 p.m., New York City Time, on Friday, May 24, 2013. This Amendment No. 2, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

The tender offer expired at 5:00 p.m., New York City time, on Friday, May 24, 2013. Based on a preliminary count, we have been advised by the depositary that 12,043,452 shares of our common stock (including 1,038,126 shares of common stock delivered pursuant to guaranteed deliveries), or approximately 10.6% of the total outstanding shares of common stock, were validly tendered and not withdrawn in the tender offer at or below a price of $6.25. In accordance with the terms of the tender offer, we have accepted all of the validly tendered shares at a purchase price per share of $6.25. On May 28, 2013, we issued a press release announcing the preliminary results of the tender offer. A copy of this press release is filed as Exhibit (a)(1)(G) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase dated April 26, 2013.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 26, 2013.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 26, 2013.

(a)(1)(F)*	Summary Advertisement dated April 26, 2013.

(a)(1)(G)**	Press release dated May 28, 2013, announcing preliminary results of modified “Dutch Auction” tender offer.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(b)	Not Applicable.

(d)(1)	1995 Stock Plan, as amended on June 27, 2012 (incorporated by reference from Registration Statement on Form S-8, dated July 30, 2012).

(d)(2)	1995 Director Option Plan and form of Director Option Agreement (incorporated by reference from Registration Statement on Form S-1 No. 33-90752).

(d)(3)	1999 Non-statutory Stock Option Plan (incorporated by reference from Current Report on Form 8-K dated June 5, 2003).

(d)(4)	2002 Director Stock Plan, as amended on June 27, 2012 (incorporated by reference from Registration Statement on Form S-8, dated July 30, 2012).

(d)(5)	2002 Employee Stock Purchase Plan and Form of Subscription Agreement, as amended on June 22, 2011 (incorporated by reference from Definitive Proxy Statement on Schedule 14A dated May 2, 2011).

(d)(6)	Change of Control Severance Agreement between Harmonic Inc. and Patrick Harshman, effective May 30, 2006 (incorporated by reference from Current Report on Form 8-K dated May 31, 2006).

(d)(7)	Change of Control Severance Agreement between Harmonic Inc. and Charles Bonasera, effective April 24, 2007 (incorporated by reference from Current Report on Form 8-K dated April 25, 2007).

(d)(8)	Change of Control Severance Agreement between Harmonic Inc. and Neven Haltmayer, effective April 19, 2007 (incorporated by reference from Current Report on Form 8-K dated April 25, 2007).

(d)(9)	Harmonic Inc. 2002 Director Stock Plan Restricted Stock Unit Agreement (incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(10)	Change of Control Severance Agreement between Harmonic Inc. and Nimrod Ben-Natan, effective April 11, 2008 (incorporated by reference from Current Report on Form 8-K dated April 16, 2008).

(d)(11)	Harmonic Inc. 1995 Stock Plan Restricted Stock Unit Agreement (incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended April 3, 2009).

(d)(12)	Change of Control Agreement between Harmonic Inc. and Carolyn V. Aver, effective June 1, 2010 (incorporated by reference from Current Report on Form 8-K dated June 3, 2010).

(d)(13)	Omneon Video Networks, Inc. 1998 Stock Option Plan (as amended through February 27, 2007) (incorporated by reference from Registration Statement on Form S-8 dated September 21, 2010).

(d)(14)	Omneon, Inc. 2008 Equity Incentive Plan (incorporated by reference from Registration Statement on Form S-8 dated September 21, 2010).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on Schedule TO on April 26, 2013.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2013	HARMONIC INC.

	By:	/s/ Carolyn V. Aver
		Name:	Carolyn V. Aver
		Title:	Chief Financial Officer

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated April 26, 2013.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 26, 2013.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 26, 2013.

(a)(1)(F)*	Summary Advertisement dated April 26, 2013.

(a)(1)(G)**	Press release dated May 28, 2013, announcing preliminary results of modified “Dutch Auction” tender offer.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(b)	Not Applicable.

(d)(1)	1995 Stock Plan, as amended on June 27, 2012 (incorporated by reference from Registration Statement on Form S-8, dated July 30, 2012).

(d)(2)	1995 Director Option Plan and form of Director Option Agreement (incorporated by reference from Registration Statement on Form S-1 No. 33-90752).

(d)(3)	1999 Non-statutory Stock Option Plan (incorporated by reference from Current Report on Form 8-K dated June 5, 2003).

(d)(4)	2002 Director Stock Plan, as amended on June 27, 2012 (incorporated by reference from Registration Statement on Form S-8, dated July 30, 2012).

(d)(5)	2002 Employee Stock Purchase Plan and Form of Subscription Agreement, as amended on June 22, 2011 (incorporated by reference from Definitive Proxy Statement on Schedule 14A dated May 2, 2011).

(d)(6)	Change of Control Severance Agreement between Harmonic Inc. and Patrick Harshman, effective May 30, 2006 (incorporated by reference from Current Report on Form 8-K dated May 31, 2006).

(d)(7)	Change of Control Severance Agreement between Harmonic Inc. and Charles Bonasera, effective April 24, 2007 (incorporated by reference from Current Report on Form 8-K dated April 25, 2007).

(d)(8)	Change of Control Severance Agreement between Harmonic Inc. and Neven Haltmayer, effective April 19, 2007 (incorporated by reference from Current Report on Form 8-K dated April 25, 2007).

(d)(9)	Harmonic Inc. 2002 Director Stock Plan Restricted Stock Unit Agreement (incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(10)	Change of Control Severance Agreement between Harmonic Inc. and Nimrod Ben-Natan, effective April 11, 2008 (incorporated by reference from Current Report on Form 8-K dated April 16, 2008).

(d)(11)	Harmonic Inc. 1995 Stock Plan Restricted Stock Unit Agreement (incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended April 3, 2009).

(d)(12)	Change of Control Agreement between Harmonic Inc. and Carolyn V. Aver, effective June 1, 2010 (incorporated by reference from Current Report on Form 8-K dated June 3, 2010).

(d)(13)	Omneon Video Networks, Inc. 1998 Stock Option Plan (as amended through February 27, 2007) (incorporated by reference from Registration Statement on Form S-8 dated September 21, 2010).
(d)(14)	Omneon, Inc. 2008 Equity Incentive Plan (incorporated by reference from Registration Statement on Form S-8 dated September 21, 2010).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on Schedule TO on April 26, 2013.
**	Filed herewith.